

September 29, 2014

Board of Directors
Volcano Corporation
3721 Valley Centre Drive, Suite 500
San Diego, CA 92130

Ladies and Gentlemen:

Engaged Capital, LLC (together with its affiliates, "Engaged Capital") has been a significant shareholder of Volcano Corporation ("VOLC" or the "Company") for over a year and currently beneficially owns 2,638,403 shares, representing approximately 5.1% ownership of the Company. We made our initial investment because we believed VOLC was undervalued despite possessing market-leading franchises in intravascular ultrasound ("IVUS") and functional measurement ("FM"). We perceived a substantial opportunity for the board of directors (the "Board") and management team to reverse historical underperformance and create significant shareholder value by enacting much needed changes to capital allocation, operating expense management, incentive compensation, and corporate strategy. To that end, we sought to establish and maintain a constructive dialogue with the Company's management team and with the Board.

Despite our efforts, destruction of shareholder value has continued unabated and the Company has failed to implement the changes necessary to improve VOLC's valuation. This outcome could have been largely avoided had management employed objective and fact-based assessments of VOLC's business prospects. Management's penchant for overly optimistic expectations and its repeated inability to adjust corporate strategy to changing market conditions has caused, and continues to cause, material destruction of shareholder value. The numerous downward adjustments to guidance have proven highly embarrassing and damaging to management's credibility with investors; however, the true cost to VOLC's shareholders of these forecasting failures is much greater than a mere string of earnings misses.

Management's persistently mistaken growth expectations have negatively impacted nearly every aspect of the Company…save one: their own compensation.

- **Expense structure:** SG&A growth continues to outpace revenue growth causing negative operating leverage

- **Capital allocation:** Capital wasted on fruitless internal projects and risky/reactive AtheroMed deal

- **Capital structure:** Financial leverage stressed to accommodate aggressive spending

- **Corporate strategy:** Missed opportunities to sell the Company at prices significantly higher than the current market price

- **Investor Communications:** Wildly inconsistent messaging around growth, market share, and M&A strategy

- **Executive compensation:** Excessive pay for repeated failure

As one of VOLC's largest shareholders, we believe it is imperative that the Board immediately set a new course for the Company.

A History of Underperformance

VOLC's long-tenured Chairman and senior management team have been with the Company almost since its inception. Current leadership is rightly credited with guiding VOLC from a development stage medical device company with no revenue and a handful of employees to a global corporation with market-leading technologies in the IVUS and FM markets. However, despite these significant early accomplishments, VOLC shareholders have suffered through a long period of material underperformance for which this Board and management team must be held accountable.

	Total Return Performance				
	1 yr	2 yr	3 yr	5 yr	VOLC IPO
Absolute Returns:					
VOLC	**(54%)**	**(62%)**	**(63%)**	**(35%)**	**23%**
Proxy Peer Group	8%	6%	35%	58%	103%
S&P 1500 Health Care	28%	66%	113%	153%	153%
S&P 1500 Health Care Equipment	21%	40%	72%	85%	86%
VOLC Relative Returns vs:					
Proxy Peer Group	(62%)	(68%)	(98%)	(93%)	(80%)
S&P 1500 Health Care	(82%)	(128%)	(176%)	(188%)	(131%)
S&P 1500 Health Care Equipment	(75%)	(102%)	(135%)	(120%)	(63%)

Source: FactSet as of September 26, 2014. The Proxy Peer Group is from VOLC's 2014 proxy statement. Proxy Peer Group performance is based on an equal-weighted average calculation. Proxy Peer Group excludes companies in certain periods if company was not publicly traded and excludes acquired companies. VOLC share price used in IPO performance period of $8.80 equals the closing price on the first day of trading, June 15, 2006.

Underperformance Driven by a Failure to Identify and Adapt to Market Trends

One of the most important jobs of senior management is to develop an accurate business plan containing risk-adjusted forecasts for the products and markets in which their business competes. These forecasts form the foundation for all operational, strategic, and capital allocation decisions. The Board's job is to evaluate and then approve the Company's business plan after meaningful dialogue with the management team. If forecasts are persistently inaccurate, it is inevitable that poor decision-making will result. Since 2011, management has provided a series of short and long-term forecasts that have proven deeply flawed and have cost shareholders dearly. The results have been disastrous.

2011 Investor Day

In March of 2011, with VOLC's share price around $25, management held an investor day and provided a forecast for the following three years. Given the significant underperformance of VOLC shares since that time, it will come as no surprise that the Company failed to achieve any of these targets. However, the sheer magnitude of the miss relative to management's forecast is stunning: 2014 revenue is expected to be $399 million, **33% below** 2011 Investor Day guidance!



2013 Investor Day

Just two years later, after already missing the first two years of the previous forecast, management laid out a new plan. During VOLC's 2013 Investor Day, management guided to 13-15% annual revenue growth from 2012 to 2017, yielding a forecast for 2017 revenue of approximately $735 million at the midpoint. Management reiterated this guidance publicly as late as August 2013 and defended it in private meetings with Engaged Capital in October 2013. Less than a year later, management presented a new long-range plan guiding to annual revenue growth of 6-8% from 2014-2018, *inclusive* of the revenue contribution from AtheroMed. After backing out the expected revenue contribution from AtheroMed[1], management's new long-range plan implies that the midpoint of 2017 revenue expectations for the base business **declined by nearly 40% in just 10 months!**



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[1] Based on 2013 Investor Day guidance of 13-15% revenue CAGR between 2012-2017 and 2014 Investor Day guidance of 6-8% revenue CAGR between 2014-2018. According to VOLC's 10-Q filed on 8/8/14, the contingent sales milestone payments related to AtheroMed are expected to be $39.4M, which we assume is equal to the expected revenue from AtheroMed in 2017

Such a drastic decrease in expectations over such a short period of time cannot be explained merely by changing industry dynamics. The only plausible explanation is that the prior forecasts were the product of a management team completely disconnected from the realities of their business and a Board that failed to challenge management's unbridled optimism.

2014 Guidance

Since VOLC's March 2013 Investor Day, management has lowered quarterly and/or annual revenue guidance on five occasions. Further, management has lowered guidance for 2014 on three occasions, despite the fact that PCI volumes, Japanese price cuts, and iFR approval timing have all come in better than original expectations. To anyone, let alone a Board that has a fiduciary duty to its shareholders, these guidance cuts are emblematic of a management team with little grasp of VOLC's underlying business fundamentals.

> *"I would say that the guidance is being de-risked, okay? And so, if there's one lesson that Volcano has learned over the last four quarters or so, it's to be conservative and **under-promise and over-deliver**, and that's the mantra we're trying to kind of get back to." – CFO John Dahldorf at the Bank of America Healthcare Conference (May 13th, 2014)*
>
> Management would **lower 2014 guidance** for the third time a mere three months later

Inconsistent Market Share Expectations

The propensity to miss targets by such wide margins illuminates management's lack of visibility and capacity to manage the business effectively. The reduction in long-term growth expectations from 2013 to 2014 was blamed, in part, on increasing competitive threats. We are, however, puzzled by this explanation given that Boston Scientific's entry into the FFR market was *delayed* in the interim and increasing IVUS competition in Japan was well telegraphed.

> *"[Our markets] are growing at approximately 7%, and we expect to grow faster than those at the rate of 8% to 10% as we **continue to take share**, which we've done for a number of years now." - CEO Scott Huennekens at the J.P. Morgan Healthcare Conference (January 15, 2014)*
>
> Seven months later, at the 2014 Investor Day, managment would provide long-term guidance that predicted **market share losses** across ALL geographies

Did the competitive environment fundamentally change in the seven months following management's prediction of market share gains at the J.P. Morgan Healthcare Conference? Or was the change in market expectations a reflection of management's tenuous understanding of the market? Clearly, the latter is true.

> *"Please don't change too much at Volcano, we like competing with them just the way they are." - Unnamed competitor, 2014*

Expense Management: Continued Investment for Elusive Growth

Typically, when well-managed companies experience VOLC's level of revenue shortfall, strategies are quickly deployed to mitigate the impact to profitability. At VOLC, despite the fact that revenue growth has slowed to a crawl, management (with Board approval) has continued to increase spending as if the Company was generating double-digit growth rates.

Since 2011, SG&A expenses will have increased at a 10% CAGR, *double* VOLC's revenue growth rate of 5%. As a result, between 2011 and 2014, undisciplined SG&A spending will result in 600 basis points of operational deleveraging, despite revenue growth of 16% over that time. For 2014, management guided SG&A as a percentage of revenue at 49%, **1,300bps worse** than 2011 Investor Day guidance!



Delays in shifting manufacturing to Costa Rica, unfavorable foreign exchange movements and unproductive R&D spending have placed further pressure on profitability. As a result, the current operating margin[2] estimate for 2014 is (3%), an astounding **2,400bps worse** than 2011 Investor Day guidance!



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[2] 2014 estimate per Factset. Earnings before interest and taxes divided by revenue, adjusted for one-time items

If management had prudently controlled expenses in line with actual top line results, VOLC would likely still be a profitable company today with a much higher valuation and a more conservative capital structure. Instead, the most controllable aspect of the Company's operating plan – operating expenses – appears mysteriously uncontrollable.

Capital Allocation: A String of Broken Promises

Internal Projects

Shareholders have also seen a string of missteps and failures in the acquisition and development of new products. Management has consistently failed to bring much-hyped new products to market on schedule, if at all. Combined, at least $140 million of shareholder capital was wasted on the OCT, FL.IVUS, and FL.ICE projects alone – all of which are never expected to generate a single dollar of revenue for the Company. A project-by-project post-mortem yields a consistent theme: missed timelines, inaccurate market forecasts, and budget overruns.

Optical Coherence Tomography (OCT):

- $62 million spent on acquisitions and milestone payments.
- Costs to commercialize were originally anticipated to be $7M – R&D totaled $31M.
- Originally expected to be commercialized in 2008, OCT was never brought to market.
- In March 2013, management assessed the market opportunity for OCT to be >$500M by 2017.

> *OCT was cancelled in November 2013 because management "[did] not see coronary OCT imaging as an attractive go-forward market."* [3]

Forward-looking IVUS (FL.IVUS):

- $12 million spent on acquisitions and milestone payments.
- Costs to commercialize were originally anticipated to be $4M – R&D totaled $20M.
- Originally expected to be commercialized in 2009, FL.IVUS was never brought to market.
- In March 2013, management assessed the market opportunity for FL.IVUS to be >$750M by 2017.

Forward-looking Intra-Cardiac Echo (FL.ICE):

- $4 million spent on acquisitions and milestone payments.
- Costs to commercialize were originally anticipated to be $6M – R&D totaled $9M.
- Originally expected to be commercialized in 2013, FL.ICE was never brought to market.
- In March 2013, management assessed the market opportunity for FL.ICE to be >$350M by 2017.

> *Both FL.IVUS and FL.ICE were cancelled in November 2013 because management "saw limited market growth and strategic value."* [4]

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[3] VOLC Q3:2013 earnings conference call dated 11/04/13
[4] VOLC Q3:2013 earnings conference call dated 11/04/13

Focused Acoustic Computed Tomography (FACT):

- Originally expected to be commercialized in 2013-14.
- In March 2013, the market opportunity for FACT was expected to be >$2B by 2017.

> *FACT now is not expected to be launched until 2016-2017 and management's most recent assessment of the market opportunity is $250M* [5]

The few projects that the Company has managed to launch have also suffered from unrealistic forecasting. On VOLC's second quarter 2014 earnings call, CEO Scott Huennekens stated that *"the outlook we had for the additional adoption of our new products, such as iFR in the U.S., SyncVision and Crux was a bit ambitious."* Additionally, the most recent 10-Q revealed that, despite *lowering* the discount rate by 400bps, the value of the contingent consideration associated with the Crux acquisition was lowered by 23% due to *"reduced…future revenue estimates."*[6]

Given this history, how can shareholders have any confidence that the forecast and timeline used to justify the AtheroMed acquisition (or any other use of capital for that matter) is any more accurate than VOLC's other failed projects?

AtheroMed: Swinging for the Fences

Successful acquisitions of new technologies hinge on a credible forecast of the addressable market and an accurate assessment of the product development timeline and cost. Given management's exceedingly poor track record on both accounts, we do not understand how the Board could approve the AtheroMed acquisition, especially after management communicated as recently as January that future deals would be small in size.

> *"Any acquisitions we would do would be much smaller in size and would be more or like what we've done with things like Crux, Sync and Pioneer that are **less than $50 million acquisitions…"** – CEO Scott Huennekens at the J.P. Morgan Healthcare Conference (January 15, 2014)*
>
> VOLC would announce the acquisition of AtheroMed for a total expected cash consideration of **$170 million** just four months later

The first step in the Company's publicly-communicated capital allocation process (which, we remind the Board, was copied verbatim from a slide we provided to management on October 22, 2013) is to *"calculate the fair value of the Company's shares based on the long-term growth and returns contemplated in the Company's business plan."* Management has repeatedly proven this is a task beyond their capabilities. If the Company had in fact adopted this discipline, why would the Board allow management to proceed with an acquisition that (1) carries a high degree of stand-alone risk as a pre-commercial technology outside the Company's core competence, and (2) adds significant risk to the Company's capital structure, when management has shown no ability to provide a credible forecast for the core business, let alone its product

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[5] VOLC 2014 Investor Day Presentation, 08/11/14
[6] VOLC form 10-Q filed on 08/08/14

development pipeline? It is obvious to us that this Board has consistently failed to carry out its fiduciary duty and has allowed management unfettered authority to waste shareholder capital and destroy our equity.

Capital Structure

Convertible Debt Raise

VOLC's underperformance began in earnest immediately following the decision to raise $460 million in convertible debt in December 2012 for the purpose of *"acquiring complementary products, businesses or technologies."* [7] Not only was management's rationale for pursuing the convertible debt raise mistaken, the decision to raise the debt, rather than pursue other alternatives, was another damaging consequence of management's flawed long-term business plan.

> *"You need to have the cash in the bank, because you're not going to get to the next round with a financing contingency in an offer when you're competing against people like Covidien and Boston and Abbott and Medtronic" - CFO John Dahldorf at Jefferies Healthcare Conference (June 4, 2013)*

Two indisputable facts make it completely irrational for VOLC to be competing for acquisition targets against the likes of Abbott and Medtronic. First, these large cap companies have a much lower cost of capital than VOLC. Second, these larger companies have the size and scale to extract more synergies than VOLC. As a result, in a competitive process, the only way VOLC would emerge as the winning bidder over any large cap competitor would be by overpaying for the acquisition. The Board's decision to approve an acquisition strategy that flies in the face of these self-evident facts led investors to head for the exits. VOLC shares declined nearly 10% in the five trading days following the convertible debt announcement. The share price has never since recovered.

Additionally, it is our understanding that the Company did a market check – and at least one potential acquirer was preparing an offer for the Company – around the time VOLC announced the $460 million convertible debt raise. Instead of pursuing a sale of the Company, the Board decided that a risky, acquisition-based stand-alone strategy was a better path forward for shareholders than accepting an offer at a premium to where the stock was trading ($25-$27/share). The *only rational* reason for the Board to turn down an approach by an acquirer was if the Board's perception of the fair value of VOLC shares was materially higher than where the stock was trading. This perception would have been informed by the same unrealistic forecasts management was using to operate the business. In essence, management's unrealistic business plan led to the failure of the Board to transact VOLC. This decision has now cost shareholders at least $1 billion.

Share Repurchase

The Company's accelerated share repurchase ("ASR") is yet another example of how management's unrealistic business plans have impaired VOLC's valuation. Following the convertible debt raise, VOLC held over $500 million in cash and investments on its balance sheet. Our initial discussions with management and the Board focused on addressing the Company's unsophisticated approach to capital allocation. We believed that the combination of the Company's overcapitalization, vague M&A criteria, and lack of an M&A track record, was an overhang on VOLC's valuation. In numerous discussions during the summer and fall of 2013, both management and the Chairman were unwavering in their conviction that the

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[7] VOLC press release dated December 3, 2012

long-term targets communicated during the March 2013 investor day were realistic and achievable. Based in no small part on these assurances, we believed a share repurchase would (1) reduce the risk of a large, speculative acquisition, and (2) generate an attractive risk-adjusted return through the purchase of shares that were undervalued based on any reasonable achievement relative to management's forecast. Needless to say, neither objective was achieved. Shame on us for relying on the Company's forecast in our recommendation for a share repurchase.

The cornerstone of disciplined capital allocation is using a risk-adjusted, fact-based business plan to determine the fair value of a company's stock. Based on the dual downward revisions to guidance one month before and one month after the ASR announcement, this critical component clearly did not exist when the ASR decision was made. We suspect the ASR was merely an attempt to placate the shareholder base, rather than a carefully evaluated effort to create long-term shareholder value. Indeed, VOLC leadership, in subsequent conversations with Engaged, expressed frustration that the stock's response to the ASR announcement was not as positive as they had hoped. This betrays a myopic view towards capital allocation and value creation – one that we do not endorse. The appropriate time to execute a repurchase is when the shares are trading at a significant discount to fair value, which is calculated based on the present value of the Company's long-term plan. The value of the repurchase is *not* realized upon the completion of the repurchase, but rather when the share price accretes to fair value as the long-term plan is executed. Unfortunately, in VOLC's case, *any* decision to allocate capital would have been mistaken due to management's flawed financial forecasts.

AtheroMed Acquisition

We have already commented that, independent of other considerations, the acquisition of AtheroMed was a high-risk, swing-for-the-fences proposition. This risk is compounded when we look at the impact the deal has had on VOLC's capital structure. The degree of financial leverage post-AtheroMed is, to say the least, concerning.



Post-AtheroMed, VOLC has the *3rd greatest* leverage ratio relative to its medical-device peers[8], despite the fact that the Company's expected EBITDA margin is the *4th lowest* among all peers with any net debt.

The current state of VOLC's balance sheet leaves no margin for error. Likely the *only* way VOLC will be able to avoid diluting shareholders is to materially increase the profitability of the business – something that we believe is eminently doable but does not appear to be a core competency of the current management team.

Executive Compensation

Long-term Targets: Good Enough for Shareholders, But not Good Enough for Management?

Despite management's propensity to provide multi-year forecasts to investors, the Board has been unwilling to hold management accountable for the failure to achieve these targets. In fact, until this year (and only after extensive discussions between Engaged Capital and members of the Board's Compensation Committee) no portion of management's compensation contained *__any__* performance targets with a time horizon greater than one year. How the Board approved the issuance of multi-year guidance for the third time in four years is inexplicable when (1) the Company had so spectacularly failed to deliver on earlier multi-year guidance, and (2) the Board admitted in writing in the Company's own proxy statement that a forecasting horizon greater than *two years* is unrealistic!

> *"[T]he Compensation Committee considered feedback from stockholders that requested three-year performance periods, but the Compensation Committee believes, based on the advice of Towers Watson and the experience of its members, that the* **two-year performance period best reflects the changing product cycles for our industry and aligns with a realistic forecasting horizon***." – VOLC's 2014 Proxy Statement (April 23, 2014)*
>
> Four months later management would provide a **five-year forecast** during the 2014 Investor Day

Pay for Failure

Despite the poor performance of VOLC shares, management has received robust increases in compensation. In 2013, a year in which VOLC underperformed the healthcare sector by nearly 50%, the Board saw fit to award senior management 92% of their targeted performance-based RSUs. Even more inexplicably, CEO Scott Huennekens saw a 20% y/y *increase* in his compensation[9].

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[8] Medical device and selected medical supply companies with a market cap greater than $400M. n = 56 companies. Data per Factset as of September 26, 2014. VOLC pre-AtheroMed data as of 5/27/14.
[9] Based on summary compensation table reported in VOLC's 2013 and 2014 proxy statements, adjusted to reflect the actual number of PRSU's awarded



We see no evidence that the Board has taken VOLC's disappointing shareholder returns into consideration when making compensation decisions. In fact, we question whether the Compensation Committee is actually aware of just how poor VOLC's performance has been, as there is no justifiable explanation for their compensation decisions. One needs to look no further than VOLC's 2014 proxy statement to support this conclusion. The 2014 proxy statement includes "increasing operating leverage" as one of the Company's "2013 Corporate Performance Highlights." We are at a loss to explain how the Board would view a year in which operating expenses as a percentage of revenue ***increased*** by 500 basis points and ***missed*** initial guidance[10] by over 350 basis points to be evidence of "increasing operating leverage." The cognitive dissonance between VOLC's actual results and the Board's view of the Company's performance is both striking and concerning.

While it appears the Board has taken some half-measures towards improving the alignment between management compensation and shareholder returns in 2014, it is unfortunate that these decisions were only made after shareholders roundly rejected the Board's "Say on Pay" proposal at the 2013 Annual Meeting. In our view, the Board has not done enough.

Equity Resets: The Dirty Secret of Executive Compensation

Significant declines in a stock price, combined with poor corporate governance, often serve to benefit incumbent management via the continued receipt of equity grants at lower strike prices and in greater quantities, effectively giving the underperforming management team a reset on their equity. This characteristic also encourages risk-taking by management, as they do not bear the full cost of failed strategies, but instead may even profit from the ensuing volatility. Shareholders, of course, receive no such reset. It will be wholly inappropriate and unacceptable for VOLC's current management team, which has overseen this period of underperformance, to receive any new equity grants. Such awards should be reserved and awarded only to a new management team. Shareholders will hold this Board accountable for any equity grants that are approved for the current management team.

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[10] Based on 2013 guidance for operating expenses as a percentage of revenue of 62-63% provided on 2/21/13

VOLC Remains a Highly Valuable Asset

Despite its troubled history, we continue to believe that VOLC is a valuable asset. The Company maintains a strong market share position in cath labs around the world, has best-in-class technology, and is well-positioned as healthcare inexorably pivots towards outcomes-based reimbursement. However, under the current Board and management team, we question whether this value will ever be realized. While the current team did build a market-leading business from scratch, VOLC is no longer a startup. VOLC has transitioned from a high-growth market disruptor to a low-growth market leader. The Board must recognize that, given this transition, it is only natural for the Company to respond with a new strategy. The current fight to regain double-digit growth through risky acquisitions, unsustainably high operating expenses, and excessive financial leverage is unacceptable. While the time has come for VOLC to turn towards sustainable profitability, we have no confidence in the current Board and management team's ability to execute upon this objective.

Alternatively, the best risk-adjusted outcome for VOLC shareholders is likely a sale of the Company today. We believe our view of the value of VOLC's assets is shared by many potential strategic acquirers, and we believe the Company has received indications of interest in the past that went ignored due to management's blue-sky forecasts combined with a seemingly indifferent Board. Given that VOLC is currently spending approximately $85 million a year on G&A expense alone, a strategic acquirer could drive tremendous operating synergies and would instantly own a highly profitable business without having to cut a dime of sales and marketing expenses. We estimate that in the hands of a strategic acquirer, VOLC would generate over $100 million of annual EBITDA at current revenue levels, and with modest revenue growth and gross margin expansion, that EBITDA number could exceed $200 million by 2018. At today's prices, VOLC is trading at ~8x 2014 pro-forma EBITDA and a mere ~4x 2018 pro-forma EBITDA.

Though sizable cost synergies are available to a strategic acquirer, numerous conversations with advisors and industry experts have led us to believe that the Company's current lack of profitability is a barrier to being acquired. As CEO Scott Huennekens stated during the Company's most recent investor day, *"our objective is [to make] ourselves as attractive as possible to investors, as well as the potential acquirer."* We wholeheartedly agree; however, to accomplish this, management must dramatically improve the profitability of the Company now and not wait for operating leverage based on yet another forecast of future revenue growth. We believe this is a task better suited for a new management team that has a track record of executing in similar situations.

Setting a New Course for VOLC

Shareholder Representation is Desperately Needed as the Board Has Sat Idly By During These Failures

Unsurprisingly, boards of directors that lack accountability often possess barriers to shareholders' ability to effect change. VOLC's troublingly poor corporate governance profile includes, among other features, a classified board, a shareholder rights plan (a.k.a. a poison pill), prohibition against shareholders' right to call special meetings or act by written consent, and prohibitively high supermajority vote requirements to amend the Company's organizational documents. These provisions effectively insulate and entrench the incumbent members of the Board and limit shareholders' ability to hold the Board accountable.

Despite the above facts detailing VOLC's sad history of poor corporate governance and failed management, we remain shocked by the Board's intransigence regarding shareholder representation inside the boardroom. As you are aware, we have offered on three separate occasions, both orally and in writing, highly-qualified candidates to serve as board members, only to have these private entreaties summarily rejected. Instead of seeking to work constructively with one of VOLC's largest shareholders, the Board has irrationally positioned the Company for a costly and unnecessary proxy fight; the outcome of which is, in our view, a foregone conclusion.

Perhaps this disinterest is a symptom of the Board's priorities. We note that two directors are currently CEOs of larger medical device companies, VOLC's current Chairman recently accepted the position of Chairman of another publicly-traded company that was in the process of restating earnings, and the current CEO joined the board of another company just days after lowering 2014 expectations. Further, members of the Board have made it clear to us that neither the incumbent directors nor management own enough stock for this situation to truly concern them. Since VOLC's IPO, we cannot identify *a single instance of senior management purchasing any VOLC shares on the open market*. In contrast, our director candidates, who represent a large amount of VOLC stock, continue to stand on the sidelines ready and willing to provide maximum effort and focus on shareholder value creation. Why must they wait for next year's annual meeting to start working for the Company's shareholders? Shareholder representation is needed NOW.

The Board Must Take Action Immediately

It is abundantly clear that, given the myriad of strategic, operational, and financial failures, the current Board and management team are no longer the appropriate custodians of VOLC's assets. Therefore, we insist the Board immediately add shareholder representatives and begin a parallel process to evaluate strategic alternatives and conduct a CEO search for candidates with a history of driving profitability and extracting value from medical device assets in the event VOLC remains an independent company. Should the Board once again fail to uphold its fiduciary responsibilities, shareholders will have no choice but to replace Chairman Ron Matricaria, CEO Scott Huennekens, and Lesley Howe, as directors of the Company at the 2015 Annual Meeting.

Sincerely yours,

Glenn W. Welling
Managing Member